Stanley Black & Decker, Inc.
Bylaw Amendment

Dated: February 15, 2011

Section 1 of Article III of the Bylaws of the Company is hereby amended to add the following provision at the end of that section

1A. Election of Directors. (a) Commencing with the Annual Meeting of the shareholders occurring in 2012 and for each subsequent election of directors thereafter, (i) each vote entitled to be cast may be voted for or against up to that number of candidates that is equal to the number of Directors to be elected, or a shareholder may indicate an abstention, but without cumulating the votes; (ii) to be elected, a nominee must have received a plurality of the votes cast by holders of shares entitled to vote in the election at a meeting at which a quorum is present, provided a nominee who is elected but receives more votes against than for election shall serve as a Director for a term that shall terminate on the date that is the earlier of (A) ninety days from the date on which the voting results are determined, or (B) the date on which an individual is selected by the Board of Directors to fill the office held by such Director, which selection shall be deemed to constitute the filling of a vacancy by the Board. Subject to subsection (a)(iii), a nominee who is elected but receives more votes against than for election shall not serve as a Director beyond the ninety-day period specified in subsection (a)(ii)(A); and (iii) the Board of Directors may select any qualified individual to fill the office held by a Director who received more votes against than for election.

(b) Subsection (a) does not apply to an election of Directors if at the expiration of the notice period specified in Article II, Section 3 of these Bylaws, there are more candidates for election than the number of Directors to be elected, one or more of whom are properly proposed by shareholders. An individual shall not be considered a candidate for purposes of this subsection if the Board of Directors determines before the notice of meeting is given that such individual’s candidacy does not create a bona fide election contest.